Shareholder Meeting:

On October 11, 2001, a special meeting of the shareholders of the Fund was held.
The following is a summary of the proposal presented and the total number of shares voted:

Proposal:
1. To elect the following Trustees:
			Votes in     Votes
			Favor of     Against
John D. Barrett II	835,541,411  6,273,826
Barton M. Biggs		835,526,144  6,289,093
Thomas P. Gerrity	835,544,905  6,270,332
Gerard E. Jones		835,541,316  6,273,921
Joseph J. Kearns	835,534,588  6,280,649
Vincent R. McLean	834,401,728  7,413,509
C. Oscar Morong, Jr.	835,542,348  6,272,889
William G. Morton, Jr.	835,527,493  6,287,744
Michael Nugent		834,403,468  7,411,769
Fergus Reid		835,540,913  6,274,324
Ronald E. Robison	835,536,348  6,278,889